UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SBC Medical Group Holdings Incorporated
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

73245B107
(CUSIP Number)

Yoshiyuki Aikawa 200 Spectrum Center Drive, Suite 300 Irvine, California 92618 Phone: 949-593-0250
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 17, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73245B107

1	NAMES OF REPORTING PERSON Yoshiyuki Aikawa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,958,960
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 92,958,960
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,958,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%(a)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(a)	Based on 100,743,253 shares of the Issuer’s common stock issued and outstanding following the consummation of that certain business combination (“Business Combination”) as disclosed in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 20, 2024.

EXPLANATORY NOTE

The following constitutes Amendment No. 1 to Schedule 13D filed by the reporting person. It amends the original Schedule 13D filed by the reporting person on September 23, 2024 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth below. All other Items in the Schedule 13D are unchanged. All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraph to the end thereof:

On September 17, 2024, the Reporting Person transferred 1,503,473 shares of the Merger Consideration Shares (“Incentive Shares”) to ZUU Target Fund for SBC Medical Group HD Investment Partnership (“ZUU Target Fund”) for $0 pursuant to the terms of that certain Non-Redemption Agreement, dated as of January 11, 2024, among the Issuer, ZUU Target Fund, SBC Medical Group Holdings Incorporated (now known as SBC Medical Group, Inc.), and Yoshiyuki Aikawa, as amended as of March 15, 2024 and August 8, 2024, and Acknowledgment and Waiver Pursuant to Lock-Up Agreement, dated September 5, 2024, between the Issuer and Yoshiyuki Aikawa.

Item 4. Purpose of Transaction

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated as set forth below:

The Reporting Person holds 92,958,960 shares of the Issuer’s common stock, consisting of Merger Consideration Shares and Conversion Shares less Incentive Shares, representing 92.3% of the issued and outstanding shares of the Issuer’s common stock immediately following (i) the consummation of the Business Combination and (ii) transfer of Incentive Shares to ZUU Target Fund described in Item 3 above. The Reporting Person is also a director, Chairman and Chief Executive Officer of the Issuer. As the holder of a majority of interest in the Issuer and a director and officer of the Issuer, the Reporting Person is able to control the Issuer’s business and may have influence over the corporate activities of the Issuer; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as set forth below:

(a) - (b) The following disclosure is based on 100,743,253 shares of common stock issued and outstanding of the Issuer following the consummation of the Business Combination.

As of the date of this Amendment No. 1 to Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of 92,958,960 shares of common stock, consisting of Merger Consideration Shares and Conversion Shares less Incentive Shares, representing approximately 92.3% of the issued and outstanding shares of common stock of the Issuer immediately following (i) the consummation of the Business Combination and (ii) transfer of Incentive Shares to ZUU Target Fund described in Item 3 above.

(c) Except as disclosed in Item 3, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of common stock of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
10.1	Form of Lock-Up Agreement by certain SBC Medical Group Holdings Incorporated equity holders (incorporated by reference to Exhibit C to Annex A to the Definitive Proxy Statement filed by the Issuer with the SEC on August 12, 2024).
10.2	Form of Registration Rights Agreement by certain SBC Medical Group Holdings Incorporated equity holders (incorporated by reference to Exhibit E to Annex A to the Definitive Proxy Statement filed by the Issuer with the SEC on August 12, 2024).
10.3	Non-Redemption Agreement, dated as of January 11, 2024, among the Issuer, ZUU Target Fund for SBC Medical Group HD Investment Partnership, SBC Medical Group Holdings Incorporated (now known as SBC Medical Group, Inc.), and Yoshiyuki Aikawa (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by ZUU Target Fund for SBC Medical Group HD Investment Partnership with the SEC on February 6, 2024).
10.4	Amendment to Non-Redemption Agreement, dated as of March 15, 2024, among the Issuer, ZUU Target Fund for SBC Medical Group HD Investment Partnership, SBC Medical Group Holdings Incorporated (now known as SBC Medical Group, Inc.), and Yoshiyuki Aikawa (incorporated by reference to Exhibit 10.19 to Form 10-K for the year ended December 31, 2023 filed by the Issuer with the SEC on March 19, 2024).
10.5	Amendment No. 2 to Non-Redemption Agreement, dated as of August 8, 2024, among the Issuer, ZUU Target Fund for SBC Medical Group HD Investment Partnership, SBC Medical Group Holdings Incorporated (now known as SBC Medical Group, Inc.), and Yoshiyuki Aikawa (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer with the SEC on August 12, 2024).
10.6	Acknowledgement and Waiver Pursuant to Lock-Up Agreement, dated September 5, 2024, between the Issuer and Yoshiyuki Aikawa.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2024

Yoshiyuki Aikawa

09/23/2024
Date

/s/ Yoshiyuki Aikawa
Signature

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